Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
THAICOM Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

October 7, 2002

02055531

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3
Washington, DC 20549
UNITED STATES OF AMERICA

02 OCT 21

SUPPL

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 452/ 2002**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2002 in respect of the signing and execution of the facility agreements for iPSTAR project

  Date: October 7, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 10/28

Summary Translation Letter
To the Stock Exchange of Thailand
Date October 7, 2002

SSA 452/2002

October 7, 2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting No. 7/2002 in respect of the signing and execution of the facility agreements for iPSTAR project

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Shin Satellite Public Company Limited ("the Company") No. 7/2002, held on October 7, 2002, at 2.00 p.m., at the iPSTAR Meeting Room, 1st Floor, 41/103 Rattanathibet Road, Nonthaburi 11000, resolved the matters as follows:

1. Adopted the Minutes of the Board of Directors' Meeting No. 6/2002 held on August 8, 2002.
2. Approved the purchase of Second Generation Gateway Systems for iPSTAR project in an approximate amount of USD 25 million.
3. Approved the signing and execution of the facility agreements and other related documents and agreements for the financing of iPSTAR project in an approximate amount of USD 390.2 million (approximately equivalent to Baht 16,778 million) with the following group of lenders:

Group of Lenders	Facility Amounts	Repayment Periods (Commence from the date of the In-Orbit Acceptance)
1. Export-Import Bank of the United States (US Eximbank)	USD184.5 M	8 Years
2. Compagnie Française d'Assurance pour le Commerce Extérieur of France (COFACE)	USD80.7 M	8 Years
3. Commercial Syndicated Lenders	USD125.0 M	4.5 Years

In addition, the Board granted authority to the authorized directors of the Company or person(s) designated by the authorized directors of the Company to sign and execute the facility agreements as well as any other related agreements and documents with the lenders, for and on behalf of the Company.